UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form

20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an
attached annual report to security

holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or
other document that the registrant foreign

private issuer must furnish

and make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which

the registrant’s securities are traded, as long as the report or other document is not a press
release, is not required to be and has

not been distributed to the registrant’s security holders,

and, if discussing a material

event,
has already been the subject of a Form

6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form

is also thereby furnishing
the information to the Commission

pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.

Yes
⬜

No
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

April 18, 2024 titled “Q1 2024 results”.
2. Q1 2024 Financial Information.
3.
Announcements regarding transactions

in ABB Ltd’s Securities made by the directors or the

members of the
Executive Committee.
The information provided by Item

2 above is hereby incorporated by reference

into the Registration Statements

on Form F-3 of
ABB Ltd and ABB Finance (USA) Inc.

(File Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was

previously filed with the
Securities and Exchange Commission.
2

—
“Against high comparables, our Q1 performance shows the year has started off well with stronger than expected order momentum, record-high margin and strong cash delivery. This makes us confident to nudge up our margin expectation for 2024.”
Björn Rosengren , CEO
—
ZURICH, SWITZERLAND, APRIL

18, 2024
Q1 2024 results
Positive book-to-bill, record-high

margin and
strong cash flow
●

Orders $8,974 million

,

-5%; comparable
1

-4%

●

Revenues $7,870 million,

0%; comparable
1

+2%

●

Income from operations

$1,217 million; margin

15.5%

●

Operational EBITA
1

$1,417 million;

margin
1

17.9%
●

Basic EPS $0.49;

-12%
2
●

Cash flow from operating

activities $726 million;

+157%
—
Q1 2024
First three months
Press Release
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
KEY FIGURES
CHANGE
($ millions, unless otherwise indicated)
Q1 2024 Q1 2023 US$ Comparable
1
Orders 8,974 9,450 -5% -4%
Revenues 7,870 7,859 0% 2%
Gross Profit 2,935 2,716 8%
as % of revenues
37.3% 34.6% +2.7 pts
Income from operations 1,217 1,198 2%
Operational EBITA
1
1,417 1,277 11% 11%

3
as % of operational revenues
1
17.9% 16.3% +1.6 pts
Income from continuing operations, net of tax 914 1,065 -14%
Net income attributable to ABB 905 1,036 -13%
Basic earnings per share ($)

0.49 0.56 -12%
2
Cash flow from operating activities 726 282 157%
Free cash flow
1
551 162 240%
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached

Q1 2024 Financial Information.
2 EPS growth rates are computed using unrounded amounts.
3
Constant currency (not adjusted for portfolio

changes).

ABB

INTERIM

REPORT
I
Q1

2024

2
My key take-aways

from the first quarter of

2024 are the better
than expected order

intake of $9 billion, positive

book-to-bill of
1.14 and record-high Operational

EBITA margin as

well as the
free cash flow of $551

million representing a strong

delivery for
a first quarter.

We published our sustainability

report,

where a
highlight was the proof

point of one of our core

customer value
propositions

- reduced greenhouse gas

(GHG) emissions. From
products sold in 2023,

and through their lifecycle,

we enabled
our customers to avoid

74 megatons of GHG emissions.

At the
current total of 139

megatons, we are on a

good path towards
our ambition of helping

customers avoid 600

megatons of CO
₂
e
emissions throughout

the lifetime of products sold

from 2022 to
2030.
As expected, orders declined

from last year’s record-high
comparable,

however the drop was

limited at 5% (4%
comparable). To

summarize the quarter,

we see a continued
high level of customer

activity in the project

and systems areas,
and I am encouraged

by the positive order development

in
Electrification’s

short-cycle businesses.

So, while ABB’s total
orders declined in the

first quarter,

I feel even more confident
about 2024 than

I did coming into the year.
It was impressive to see

new record-high order

intake in both
Electrification and Motion

business areas. Process

Automation
orders declined from

the all-time-high comparable,

but
remained fairly consistent

with strong recent quarterly

levels.

At
the start of this year,

we called the fourth quarter the

trough for
Robotics & Discrete

Automation order level.

This realized,

and
as expected order

intake increased sequentially

.

However, it
declined sharply year

-on-year on the back of customers
normalizing order patterns

after a pre-buy period.
Revenues remained stable

(up 2% comparable),

with
comparable growth

supported in equal parts by

price and
volumes. I was pleased

to see the positive gross

margin
improvement of

270 basis points to 37.3

%, supported by a
positive development

in all business areas.

A more efficient
execution of slightly

higher volumes and price

contributed to the
160 basis points

increase in Operational

EBITA margin to

the
new record-high of 17.9%.

In my view this is a good

sign that
there is still upside

potential in ABB and we can

make mid-term
improvements within

the new higher margin

target range
announced in November.
The strong cash

flow start to the year positions

us for what we
anticipate to be another

good annual free cash flow

delivery of
at least similar to last

year’s level. Using the cash

to expand
know-how and footprint

through acquisitions is

an important
path to creating long

-term shareholder value.

It was nice to see
the announced acquisition

of SEAM, which would add

energy
asset management

and advisory services to clients

across
industrial and commercial

building markets to the Electrification
Service division.

We have a good target pipeline,

including
some deals which are

slightly more sizeable

than most of the
recent announcements.

The share buyback program

is a tool
we use to distribute

residual excess cash, and

we announced
another annual program

of up to $1 billion which

launched on
April 1. The size of

the program is consistent

with last year’s,
although the time frame

for execution is shorter

as it runs until
the end of January

2025,

to align with the announcement

of Q4
2024 results and 2024

dividend proposal.
During the quarter

we announced my decision

to retire as CEO
from ABB. I remain

fully committed until the end

of July when
Morten Wierod takes

the reins, and thereafter

I will support the
transition in an advisory

role until the end of the

year. I am
happy to see Morten

take this step and I am confident

that the
ABB Way operating

model will be even

further engrained in our
ways of working under

his already proven leadership.

While we
regret to see him go,

I want to congratulate

Tarak

Mehta on his
new opportunity

outside of ABB. Tarak

has made an
outstanding contribution

to the success of our company

and I
wish him all the best

for this next step on his

journey. The
process to find new

leaders to the business

areas Electrification
and Motion is ongoing

and Morten looks to have

a full team in
place when he takes

office in August.
Björn Rosengren
CEO
In the second quarter of 2024
, we anticipate a mid-single

-digit
comparable revenue

growth year-on-year and the

Operational
EBITA margin

to be slightly higher

than in the first quarter 2024.
In full-year 2024
, we expect a positive book

-to-bill, comparable
revenue growth to be

about 5% and the Operational

EBITA
margin to be about

18%.
CEO summary
Outlook

ABB

INTERIM

REPORT
I
Q1

2024

3
The first quarter order

intake of $8,974

million represents one of
the strongest quarterly

levels for ABB Group, yet

orders declined
by 5% (4% comparable)

from last year’s record-high. Two
business areas even

improved from last year’s all-time-highs
with Motion’s order

growth at 2% (1% comparable)

and
Electrification at a strong

6% (8% comparable).

In Electrification,
the year-on-year

improvement was supported

by a positive
development in both

the long- and short-cycle businesses.

In
Process Automation

the underlying market activity

remained
robust,

but year-on-year orders declined

by 20%

(20%
comparable) with growth

challenged by the record-high
comparable and

the timing of orders in the

current quarter.

In
Robotics & Discrete

Automation, orders declined

sharply by 30%
(30%

comparable) due to the

still on-going normalization

of
order patterns in discrete

automation and a softer

robotics
market.
Orders in the Americas

dropped by 3% (3% comparable)

as a
positive comparable development

in the United States was
offset by declines

elsewhere and mainly due

to the timing of
large orders. Europe

declined by 8% (9% comparable)

weighed
down by important

markets like Germany and

Italy.

Asia, Middle
East and Africa declined

by 4% (0% comparable)

where the
strong comparable

development in countries

like India, Japan
and Australia offset

a sharp decline in China.
In transport & infrastructure,

there were positive developments

in
marine, ports and rail

.

Industrial areas with particularly

strong development in

all regions
were utilities and datacenters.
Orders in the buildings

segment improved overall,

due to the
combined impact from

a positive development

in the commercial
area driven by the United

States, while the residential

segment
remained stable

in the US and softened

slightly in other regions.

In the robotics-related

segments, orders declined

in the

automotive,

general industry and consumer

-related segments.
The machine builder segment

declined as customers normalized
order patterns after

earlier pre-buys.
On a very challenging

comparable, orders declined

in the large
process-related segments

of oil & gas, pulp & paper

and mining.
However,

a positive development

was recorded in the still

less
sizeable low carbon-related

areas such as nuclear,

carbon capture,
hydrogen etc. The underlying

market sentiment remained

robust
across the board.

Revenues remained stable

(up 2% comparable) and amounted

to
$7,870

million. On a business area

level there were variances,

with
strong growth in

Electrification and Process

Automation, while
Motion and Robotics

& Discrete Automation declined.

Group
revenues were supported

by execution of the strong

order backlog
which more than offset

weakness in parts of

the short-cycle
businesses. In total,

price and volume contributed

in equal parts to
comparable growth.
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q1 2024 Q1 2023 US$ Comparable
Europe 2,748 2,872 -4% -5%
The Americas 2,789 2,653 5% 7%
Asia, Middle East
and Africa
2,333 2,334 0% 5%
ABB Group 7,870 7,859 0% 2%
Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q1 2024 Q1 2023 US$ Comparable
Europe 3,298 3,582 -8% -9%
The Americas 2,904 2,985 -3% -3%
Asia, Middle East
and Africa
2,772 2,883 -4% 0%
ABB Group 8,974 9,450 -5% -4%
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable -4% 2%
FX 0% -1%
Portfolio changes -1% -1%
Total -5% 0%
Orders and revenues

ABB

INTERIM

REPORT
I
Q1

2024

4
Gross profit
Gross profit increased

by 8% (9% constant currency)

to
$2,935

million, reflecting a gross

margin improvement of 270

basis
points to 37.3%. Gross margin

improved in all four business

areas.
Income from operations
Income from operations

amounted to $1,217 million

and improved
by 2% year-on-year.

Compared with the last year

period,

the
earnings improvement

was supported by a strong

er operational
performance partially

offset by higher expenses

related to the ABB
Way transformation

program and adverse currency

hedging
impacts. Margin on

Income from operations

was 15.5%, up by
30 basis points year

-on-year.
Operational EBITA

Despite limited revenue

growth, the Operational

EBITA improved
by 11%

year-on-year to $1,417

million and the margin increased
by 160 basis points

to a new all-time-high of 17.

9%. Contribution
from operational

leverage on slightly higher

volumes, a positive
price impact and effects

from continuous efficiency

measures more
than offset the higher

expenses related to labor

costs, Research &
development (R&D) and

Selling, general and administrative
(SG&A) expenses.

Operational EBITA in

Corporate and

Other
amounted to -$1

18 million, of which -$6

4

million related to the
underlying Corporate

costs. The remaining

-$54

million related to
the E-mobility business

where operational performance

was
hampered by the ongoing

reorganization to ensure

a more focused
portfolio, and some

inventory-related provisions.

While E-mobility
is on track towards

the improved portfolio, the

financial benefits will
not be visible until towards

the end of 2024.
Finance net
Net finance income

contributed with a positive

$20 million, an
improvement from

last year’s expense of $21

million.

The year-on-
year improvement

is due to a combination

of a lower net debt
position and favorable

mix of interest rates between

borrowings and
cash deposits.
Income tax
Income tax expense

was $339 million with an

effective tax rate of
27%. This is higher than

last year’s rate of 10%, which

was low due
to favorable resolution

of a prior year tax matter

relating to the
divestment of the

Power Grids business.
Net income and earnings

per share
Net income attributable

to ABB was $905 million,

representing a
reduction of 13% from

last year, as

the improved operational
performance this year

did not offset last

year’s positive benefits from
the low tax rate.

This resulted in basic earnings

per share of $0.49,
down from $0.56 in the

last year period.
Operational EBITA
($ in millions) Q1 2024 Q1 2023
Corporate and Other
E-mobility (54) (28)
Corporate costs, intersegment
eliminations and other
1
(64) (83)
Total (118) (111)
1 Majority of which relates to underlying corporate
Earnings

ABB

INTERIM

REPORT
I
Q1

2024

5
Net working capital
Net working capital

amounted to $3,588 million,

decreasing
year-on-year from $4,164

million as higher receivables

and
contract assets were

more than offset by higher

customer
advances,

and accounts payables.

Net working capital as a
percentage of revenues
1

was 11.2%

which declined from
13.9% one year ago.
Capital expenditures
Purchases of property,

plant and equipment and

intangible
assets amounted to

$181 million.
Net debt
Net debt
1

amounted to $2,086 million

at the end of the quarter
and decreased from $3,826

million year-on-year.

The
sequential increase

from $1,991 million was

mainly due to the
initial dividend payment.
Cash flows
Cash flow from operating

activities was $726

million,
representing a steep

year-on-year increase

from

$282 million. Three

out of four business areas

increased cash
flow from operating activities.

The increase was driven

by better
operational performance

and a lower build-up of

net working
capital year-on-year mostly

linked to trade receivables

and
inventories.
Share buyback program
ABB has completed

its share buyback program that

was
launched in April 2023.

Through this buyback program,

ABB
repurchased a total

of 21,387,687 shares –

equivalent to 1.09%
of its issued share

capital at launch of the buyback

program –
for a total amount of approximately

$0.83 billion. A new share
buyback program of up

to $1 billion was launched

on April 1,
2024, and will run to 31

January,

2025. ABB’s total

number of
issued shares, including

shares held in treasury,

amounts to
1,882,002,575.
($ in millions,

unless otherwise indicated)
Mar. 31
2024
Mar. 31
2023
Dec. 31
2023
Short term debt and current
maturities of long-term debt
1,957

3,433

2,607

Long-term debt
6,346

5,230

5,221

Total debt
8,303

8,663

7,828

Cash & equivalents
4,102

3,438

3,891

Restricted cash - current
18

19

18

Marketable securities and

short-term investments
2,097

1,380

1,928

Cash and marketable securities
6,217

4,837

5,837

Net debt (cash)*
2,086

3,826

1,991

Net debt (cash)* to EBITDA ratio
0.4

0.9

0.4

Net debt (cash)* to Equity ratio
0.16

0.30

0.14

*
At March 31, 2024, March, 31, 2023 and Dec. 31, 2023,

net debt(cash) excludes net pension
(assets)/liabilities of $(189) million, $(301) million and

$(191) million, respectively.
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I
Q1

2024

6
Orders and revenues
The first quarter order

intake of $4,392

million represents a
new record level, and

increased by 6% (8%

comparable)
from last year.

Continued robust demand

for the project and
systems businesses

which this quarter was coupled

with
strong year-on-year growth

in the short-cycle businesses.
The book-to-bill ratio

was 1.19.
●
Orders remained stable

or increased in most customer
segments with particular

strength in datacenters

and
utilities. The overall

buildings segment improved,

as a
positive development

in the commercial area

driven by
the United States more

than offset a slight weakness

in
the residential segment

,

which was stable in the

US, and
softened slightly

in other regions.

●
From a geographical

perspective order intake

improved in
all three regions.

Europe was up by 3% (2% comparable).
Growth in the Americas

was 9% (11%

comparable) with
the United States outpacing

the region at 13% (17%
comparable). In Asia,

Middle East and Africa orders
improved by 6% (11%

comparable) with strong growth

in
countries like India

offsetting a slight drop

in China of 7%
(2% comparable).
●
Revenues increased

by 3% (6% comparable)

to
$3,680 million with a positive

development in most
divisions. Higher volumes

were the main driver

to
comparable growth,

with the added support from

slightly
increased pricing. Execution

of the order backlog
combined with higher

demand in the short-cycle
businesses supported

the quarterly revenue

generation.
Profit
Record-high Operational

EBITA of $826

million and all-
time-high Operational

EBITA margin of

22.4%, up by 340
basis points year-on

-year.
●
Operational leverage

on higher volumes and

impact from
continuous improvement

measures were the key drivers
to the higher margin

,

year-on-year.

●
A positive price impact

more than offset

higher salary-
related costs as well as

an increase in R&D and SG&A
spend.
●
Margins improved

or remained stable in all

divisions.
CHANGE
($ millions, unless otherwise indicated)
Q1 2024 Q1 2023 US$ Comparable
Orders 4,392 4,141 6% 8%
Order backlog 7,389 7,101 4% 12%
Revenues 3,680 3,590 3% 6%
Operational EBITA 826 677 22%
as % of operational revenues
22.4% 19.0% +3.4 pts
Cash flow from operating activities 547 395 38%
No. of employees (FTE equiv.) 50,700 51,130
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 8% 6%
FX 0% 0%
Portfolio changes -2% -3%
Total 6% 3%
—
Electrification

ABB

INTERIM

REPORT
I
Q1

2024

7
Orders and revenues
Robust customer activity

in the projects-

and systems-related
businesses offset

some weakness in the short

-cycle areas. In
total, a new all-time-high

order level of $2,303

million was
achieved, representing

an improvement of 2% (1%
comparable) from last

year. Book-to-bill

was 1.26. Some initial
encouraging sequential

trading signs in the short

-cycle
businesses were noted.
●
The Traction division

was the engine for order growth,
including a large order

of $150 million to supply

complete
traction packages for

65 new six-car passenger

trains for
the Queensland Train

Manufacturing Program. The

new
trains are to be operational

in time for the Brisbane

2032
Olympics.
●
Besides the rail segment,

a stronger order momentum

was
noted in the process

-related segments of oil

& gas and
power generation including

grid stabilization equipment.
Some slowness

from last year’s high level was

noted in
food & beverage, pulp

& paper,

metals and chemicals.
HVAC remained

muted.

●
Orders in Asia, Middle

East and Africa were up

by 16% (21%
comparable), supported

by the large order in

Australia, while
China declined by 12%

(8% comparable). The Americas
softened by 1% (4% comparable)

including the decline of

4%
(6% comparable) in

the United States. Europe

declined by
8% (11%

comparable).

●
Revenues amounted to

$1,829

million and declined by

6%
(6% comparable) due

to weakness in the short

-cycle
businesses and parts

of the backlog execution

impacted by
some delivery timing

changes.
Profit

Operational EBITA

of $343

million declined by 6% and

the
Operational EBITA

margin softened

by 40 basis points to 18.5%.
●
Operational leverage

on the lower production

volumes in the
short-cycle businesses

weighed on results.
●
The positive price impact

and the stringent cost

focus more
than offset the adverse

impacts from the higher

expenses
related to salaries,

R&D and SG&A, year-on-year.

Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 1% -6%
FX 0% -1%
Portfolio changes 1% 1%
Total 2% -6%
—
Motion
CHANGE
($ millions, unless otherwise indicated)
Q1 2024 Q1 2023 US$ Comparable
Orders 2,303 2,262 2% 1%
Order backlog 5,612 5,102 10% 11%
Revenues 1,829 1,940 -6% -6%
Operational EBITA 343 366 -6%
as % of operational revenues
18.5% 18.9% -0.4 pts
Cash flow from operating activities 352 149 136%
No. of employees (FTE equiv.) 22,380 21,000

ABB

INTERIM

REPORT
I
Q1

2024

8
Orders and revenues
The underlying markets

remained buoyant. However,

last
year’s record high comparable

was strongly supported

by
the timing of large orders

received, and in contrast

some
timing delay in orders

in the current quarter

were noted.
Order intake declined

by 20% (20% comparable)

and
amounted to $1,697

million, a level broadly similar

to recent
quarters. Book-to-bill

was positive at 1.06.

●
On a very challenging

comparable, orders declined

in the
large process-related

segments oil & gas, pulp

& paper
and mining. However,

a positive development

was
recorded for ports and

in the less sizeable low

carbon-
related areas such

as nuclear, carbon

capture, hydrogen
etc. The underlying market

sentiment remained robust
across the board.

●
On execution of the

high order backlog, revenues
increased strongly

at 11% (12%

comparable) and
amounted to $1,601

million with a positive contribution
from all divisions,

supported by strong contribution

from
the service business

.
Profit
With support from all

divisions, the Operational

EBITA
margin improved by 140

basis points to the

new record-
high level of 15.6%

and the Operational EBITA

improved by
23% to $253

million.
●
Profitability was supported

by the mix in execution

of the
order backlog which host

s

a higher gross margin, whilst
keeping SG&A expenses

on a stable percentage

of
revenues.
●
A slight positive price

impact offset increased

salary-
related expenses, year

-on-year.
●
Operational EBITA

margin improved in

all divisions with
all now in the “teens”

margin range.
CHANGE
($ millions, unless otherwise indicated)
Q1 2024 Q1 2023 US$ Comparable
Orders 1,697 2,113 -20% -20%
Order backlog 7,343 6,893 7% 9%
Revenues 1,601 1,436 11% 12%
Operational EBITA 253 205 23%
as % of operational revenues
15.6% 14.2% +1.4 pts
Cash flow from operating activities 229 112 104%
No. of employees (FTE equiv.) 21,340 20,500
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable -20% 12%
FX 0% -1%
Portfolio changes 0% 0%
Total -20% 11%
—
Process Automation

ABB

INTERIM

REPORT
I
Q1

2024

9
Orders and revenues
As anticipated, order

intake improved from

the fourth quarter,
with the strongest increase

recorded in the Robotics division.
However,

total orders declined

by 30% (30% comparable)
from last year’s high comparable

and amounted to $701
million.

●
Orders declined

at a double-digit rate in both divisions,
although more pronounced

in Machine Automation.
●
The

Robotics
demand declined

in all customer segments
year-on-year.

The sequential pattern

was encouraging and
inventory levels in the

channels did seemingly

align with the
current market situation

towards the end of quarter.
●
Machine Automation
customers held

off placing orders
while awaiting deliveries

from the recent pre-buy period.
Order backlog remains

high and supports

deliveries into the
latter part of the summer.
●
From a geographical

perspective, orders in

the Americas
declined by 24%

(26% comparable).

The decline in Europe
was 31% (32% comparable).

In Asia, Middle East and

Africa
orders

declined by 32% (28%

comparable), hampered

by
China being down

by 46%

(43% comparable).
●
Revenues of $864

million represented a decline

of 8% (7%
comparable) from last

year, including

a positive price impact.
This is the combined

effect of a strong

increase in the Machine
Automation division

executing the order backlog;

and a decline in
the larger robotics division

where the order backlog has

normalized and the

short-cycle business was under

pressure.
Profit
Operational leverage

on lower volumes put

pressure on the
Operational EBITA

which declined by

19%

to $113

million and the
Operational EBITA

margin which dropped

by 170 basis points year-
on-year to 13.2%.
●
A solid execution of

higher volumes resulted

in improved
profitability in the

Machine Automation business.

This was
however more than

offset by lower production

volumes
triggering underabsorption

of fixed costs in the short

-cycle
Robotics business.
●
A
positive price contribution

from order backlog deliveries

and
the efficiency

measures activated as a response

to the soft
market climate broadly

offset adverse impacts

from increased
labor,

SG&A and R&D expenses

.

CHANGE
($ millions, unless otherwise indicated)
Q1 2024 Q1 2023 US$ Comparable
Orders 701 1,001 -30% -30%
Order backlog 1,918 2,782 -31% -29%
Revenues 864 937 -8% -7%
Operational EBITA 113 140 -19%
as % of operational revenues
13.2% 14.9% -1.7 pts
Cash flow from operating activities 95 130 -27%
No. of employees (FTE equiv.) 11,380 10,850
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable -30% -7%
FX 0% -1%
Portfolio changes 0% 0%
Total -30% -8%
—
Robotics & Discrete Automation

ABB

INTERIM

REPORT
I
Q1

2024
10
Events from the Quarter
●
ABB and CERN, the

European Laboratory

for Particle
Physics, have collaborated

on a strategic research
partnership to enhance

energy efficiency

in cooling and
ventilation systems

at CERN’s particle physics

institute in
Geneva, Switzerland.

Through energy efficiency

audits,
they identified a 17.4%

energy-saving potential across

a
fleet of 800 motors.

This translates to annual energy
savings of up to 31 gigawatt

-hours (GWh) - enough

to
power over 18,000

European households and

avoid 4
kilotonnes of CO
₂

emissions. The initiative

surpassed
CERN’s goal of reducing

cooling and ventilation

energy
use by 10-15%.
●
SEV, the

main electricity supplier

in the Faroe Islands,
contracted ABB to enhance

grid stability during the
transition to green energy.

ABB is providing synchronous
condenser (SC) technology

to stabilize the power grid

as
fossil-fueled plants

are phased out in favor

of renewable
generation. The latest

SC will be deployed on

the island
of Borðoy where

it will reinforce the local electricity

supply
for around 5,000 people.
●
ABB will deliver

a shore-to-ship power supply solution
allowing DEME’s diverse

fleet to avoid emissions

when
berthed in the port

of Vlissingen, the Netherlands.

The
technology supports

DEME’s long-term decarbonization
strategy,

providing flexibility

to adapt to changing grid
capabilities. ABB will install

shore power for suitably
equipped vessels calling

at Vlissingen’s

DEME base by
the end of 2024,

as part of a government-supported
initiative stimulating the

use of shore power facilities

in
Dutch seaports. Connecting

to shore power while

at berth
is expected to become

mandatory at main EU ports

from
2030 under FuelEU Maritime

regulations.
●
ABB Electrification’s

facility in Vaasa

has achieved a 1,400t
CO
2
e reduction in Scope

1 & 2 emissions since

2019. This
progress is driven by

a company-wide culture of
sustainability,

employee-led energy savings,

and
investment in renewable

energy sourcing. The

teams at
ABB Vaasa

have contributed over

100 energy-saving ideas,
resulting in a 20

percent reduction in consumption
(equivalent to 1,082

MWh) since 2019. Automation,

smart
energy solutions, and

a commitment to net

zero have
played pivotal roles.

ABB Vaasa, a

global center for
electrical low-voltage

switches and protection

relays,
exemplifies empowered

employees leading the way

toward
sustainability.
●
In March,

ABB teams across the

world celebrated
International Women’s

Day and Women’s

History Month
with numerous events,

mentor programs, panel
discussions, networking

sessions and campaigns

that
highlighted the importance

of gender equality,

whilst
promoting initiatives

to foster inclusion in the

workplace and
society at large.
Q1 outcome
●
28%
reduction year-on-year

of CO
₂
e emissions due to a
shift to green electricity and a lower

use of fossil fuels in
our operations.
●
7% decrease year-on-year in

LTIFR,

continuing to remain
at a low level.
●
2.5%-points increase year-on-year in

the proportion of
women in senior management

roles, demonstrating
strong progress towards our target

.
—
Sustainability
Q1 2024 Q1 2023 CHANGE 12M ROLLING
CO
₂
e own operations emissions,

Ktons scope 1 and 2
1
35 49 -28% 143
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
2
0.14 0.15 -7% 0.13
Proportion of women in senior management
roles in %
21.5 19.0 +2.5 pts 20.8
1
CO
₂

equivalent emissions from site, energy use, SF
₆

and fleet, previous quarter
2
Current quarter Includes all incidents reported until

April 5, 2024

ABB

INTERIM

REPORT
I
Q1

2024
11
During Q1 2024
●
On February 23,

ABB announced that Morten

Wierod will
succeed Björn Rosengren

as CEO on August 1, 2024.
From August 1, 2024,

until his retirement at

the end of
the year,

Björn Rosengren will advise

and assist Morten
Wierod and the Executive

Committee to ensure

a
seamless transition.

Morten Wierod joined ABB in 1998
and has been serving

as a member of ABB's Executive
Committee since 2019,

currently as President of the
Electrification Business

Area and previously as

President
of the Motion Business

Area. The search process

for the
position of President,

Electrification Business Area

has
been launched.

●
On March 21, the Annual

General Meeting elected two
new Board members,

namely Johan Forssell and

Mats
Rahmström. They replace

Jacob Wallenberg

and Gunnar
Brock who decided

not to stand for re-election.
●
On March 21, ABB announced

that the Board of
Directors has approved

a new share buyback program
for capital reduction

purposes of up to
$1 billion. This new

program launched on April

1. It will
be executed on a second

trading line on the SIX Swiss
Exchange and is planned

to run until January 31,

2025,
to adjust the timing of

its share buyback cycle

to align
with the announcement

of its Q4 2024 results and

2024
dividend proposal.
●
On March 27, ABB announced

that Tarak

Mehta,
President Motion

Business Area and Member

of the
Executive Committee,

has decided to leave

ABB to
accept the role as CEO of

another company.

Tarak

will
leave ABB at the end

of July this year.

The search
process for the position

of President, Motion Business
Area has been launched.

Significant events

ABB

INTERIM

REPORT
I
Q1

2024
12
Divestments Company/unit Closing date
Revenues, $ in
millions
1
No. of employees
2023
Electrification Power Conversion division 3-Jul ~440 1,500
Electrification Industrial Plugs & Sockets business 3-Jul ~12 2
Process Automation
UK technical engineering consultancy
business
1-May ~20 160
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than

$50 million.
1
Represents the estimated revenues for the last fiscal

year prior to the announcement of the respective

acquisition/divestment unless otherwise stated.
Additional 2024 guidance
($ in millions, unless otherwise stated) FY 2024
Net finance expenses
↓ ~(50)
from ~(120)
Effective tax rate
~25%

4
Capital Expenditures
~(900)
($ in millions, unless otherwise stated) FY 2024
1
Q2 2024
Corporate and Other Operational EBITA
2
~(300) ~(75)
Non-operating items
Acquisition-related amortization
~(210) ~(60)
Restructuring and related
3
~(200) ~(60)
ABB Way transformation
↑ ~(200) ~(50)
from ~(180)
Additional figures
ABB Group Q1 2023 Q2 2023 Q3 2023 Q4 2023 FY 2023 Q1 2024
EBITDA, $ in million 1,389 1,494 1,453 1,315 5,651 1,418
Return on Capital Employed, % n.a. n.a. n.a. n.a. 21.10 n.a.
Net debt/Equity 0.30 0.31 0.21 0.14 0.14 0.16
Net debt/ EBITDA 12M rolling 0.9 0.8 0.5 0.4 0.4 0.4
Net working capital, % of 12M rolling revenues 13.9% 14.7% 12.8% 10.2% 10.2% 11.2%
Earnings per share, basic, $ 0.56 0.49 0.48 0.50 2.02 0.49
Earnings per share, diluted, $ 0.55 0.48 0.47 0.50 2.01 0.49
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.87 n.a.
Share price at the end of period, CHF 31.37 35.18 32.80 37.30 37.30 41.89
Number of employees (FTE equivalents) 106,170 108,320 107,430 107,870 107,870 108,700
No. of shares outstanding at end of period (in millions) 1,862 1,860 1,849 1,842 1,842 1,851
1
Excludes one project estimated to a total of ~$100

million, that is ongoing in the non-core business. Exact

exit timing is difficult to assess due to legal proceedings

etc.
2 Excludes Operational EBITA from E-mobility business.
3
Includes restructuring and restructuring-related as

well as separation and integration costs.
4
Excludes the impact of acquisitions or divestments

or any significant non-operational items.
Acquisitions Company/unit Closing date
Revenues, $ in
millions
1
No. of employees
2024
Process Automation Real Tech Water 1-Feb 6 38
Robotics & Discrete Automation Meshmind 1-Feb <5 50
2023
Robotics & Discrete Automation Sevensense 21-Dec <5 35
E-mobility Imagen Energy Inc 13-Nov <5 4
Motion Spring Point Solutions Llc 1-Nov <5 13
E-mobility Vourity AB 25-Oct <5 9
Electrification Eve Systems 1-Jun ~20 50
Motion Siemens low voltage NEMA Motors 2-May ~60 600
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I
Q1

2024
13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2024
July 18 Q2 2024 results
October 17 Q3 2024 results

This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this release titled “CEO summary,”

“Outlook,” and
“Sustainability”. These

statements are based on current
expectations, estimates

and projections about the

factors
that may affect

our future performance,

including global
economic conditions,

the economic conditions

of the
regions and industries

that are major markets

for ABB.
These expectations, estimates

and projections are generally
identifiable by statements

containing words such as
“anticipates,” “expects,”

“estimates,” “plans,” “targets

,”
“guidance,”

“likely” or similar expressions.

However, there
are many risks and

uncertainties, many of which

are beyond
our control, that could

cause our actual results

to differ
materially from the

forward-looking information

and
statements
made in this press

release and which could

affect our ability
to achieve any or all of

our stated targets. Some important
factors that could cause

such differences include,

among
others, business risks

associated with the volatile

global
economic environment

and political conditions,

costs
associated with compliance

activities, market acceptance

of
new products and services,

changes in governmental
regulations and currency

exchange rates and such

other
factors as may be discussed

from time to time in

ABB Ltd’s
filings with the U.S. Securities

and Exchange Commission,
including its Annual

Reports on Form 20-F.

Although ABB
Ltd believes that

its expectations reflected in any

such
forward looking statement

are based upon reasonable
assumptions, it can

give no assurance that those
expectations will be

achieved.
The Q1 2024

results press release

and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

at 10:00 a.m. CET.
To

pre-register for the conference

call or to join the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Important notice about forward-looking information
Q1 results presentation on April 18, 2024
ABB

is a technology leader

in electrification and automation,

enabling a more sustainable

and resource-efficient

future. The
company’s solutions

connect engineering know

-how and software to

optimize how things are

manufactured, moved, powered

and
operated. Building on

over 140 years of excellence,

ABB’s more than

105,000 employees are

committed to driving innovations

that
accelerate industrial

transformation.

Q1 2024 FINANCIAL INFORMATION
April 18, 2024
Q1 2024
Financial information

Q1 2024 FINANCIAL INFORMATION
—
Financial

Information
Contents
03
─ 05

Key Figures
06 ─
27

Consolidated Financial Information

(unaudited)

28 ─
38

Supplemental Reconciliations and Definitions

Q1 2024 FINANCIAL INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q1 2024 Q1 2023 US$ Comparable
(1)
Orders 8,974 9,450 -5% -4%
Order backlog (end March) 22,015 21,607 2% 6%
Revenues 7,870 7,859 0% 2%
Gross Profit 2,935 2,716 8%
as % of revenues 37.3% 34.6% +2.7 pts
Income from operations 1,217 1,198 2%
Operational EBITA
(1)
1,417 1,277 11% 11%
(2)
as % of operational revenues
(1)
17.9% 16.3% +1.6 pts
Income from continuing operations, net of tax 914 1,065 -14%
Net income attributable to ABB 905 1,036 -13%
Basic earnings per share ($) 0.49 0.56 -12%
(3)
Cash flow from operating activities 726 282 157%
Free cash flow
(1)
551 162 240%
(1)

For a reconciliation

of non-GAAP measures

see “
Supplemental

Reconciliations

and Definitions
” on page 28.
(2)

Constant currency

(not adjusted

for portfolio

changes).
(3)

EPS growth rates

are computed

using unrounded

amounts.

Q1 2024 FINANCIAL INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q1 2024 Q1 2023 US$ Local Comparable
Orders

ABB Group 8,974 9,450 -5% -5% -4%
Electrification 4,392 4,141 6% 6% 8%
Motion 2,303 2,262 2% 2% 1%
Process Automation 1,697 2,113 -20% -20% -20%
Robotics & Discrete Automation 701 1,001 -30% -30% -30%
Corporate and Other

142 196
Intersegment eliminations (261) (263)
Order backlog (end March) ABB Group 22,015 21,607 2% 4% 6%
Electrification 7,389 7,101 4% 6% 12%
Motion 5,612 5,102 10% 11% 11%
Process Automation 7,343 6,893 7% 9% 9%
Robotics & Discrete Automation 1,918 2,782 -31% -29% -29%
Corporate and Other

(incl. intersegment eliminations) (247) (271)
Revenues

ABB Group 7,870 7,859 0% 1% 2%
Electrification 3,680 3,590 3% 3% 6%
Motion 1,829 1,940 -6% -5% -6%
Process Automation 1,601 1,436 11% 12% 12%
Robotics & Discrete Automation 864 937 -8% -7% -7%
Corporate and Other

125 169
Intersegment eliminations (229) (213)
Income from operations ABB Group 1,217 1,198
Electrification 769 655
Motion 301 353
Process Automation 234 200
Robotics & Discrete Automation 91 115
Corporate and Other
(incl. intersegment eliminations) (178) (125)
Income from operations % ABB Group 15.5% 15.2%
Electrification 20.9% 18.2%
Motion 16.5% 18.2%
Process Automation 14.6% 13.9%
Robotics & Discrete Automation 10.5% 12.3%
Operational EBITA ABB Group 1,417 1,277 11% 11%
Electrification 826 677 22% 23%
Motion 343 366 -6% -6%
Process Automation 253 205 23% 23%
Robotics & Discrete Automation 113 140 -19% -18%
Corporate and Other
(incl. intersegment eliminations) (118) (111)
Operational EBITA %

ABB Group 17.9% 16.3%
Electrification 22.4% 19.0%
Motion 18.5% 18.9%
Process Automation 15.6% 14.2%
Robotics & Discrete Automation 13.2% 14.9%
Cash flow from operating activities ABB Group 726 282
Electrification 547 395
Motion 352 149
Process Automation 229 112
Robotics & Discrete Automation 95 130
Corporate and Other

(incl. intersegment eliminations) (497) (504)

Q1 2024 FINANCIAL INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q1 24 Q1 23 Q1 24 Q1 23 Q1 24 Q1 23 Q1 24 Q1 23 Q1 24 Q1 23
Revenues 7,870 7,859 3,680 3,590 1,829 1,940 1,601 1,436 864 937
Foreign exchange/commodity timing
differences in total revenues 65 (16) 13 (22) 29 – 25 10 (5) 1
Operational revenues 7,935 7,843 3,693 3,568 1,858 1,940 1,626 1,446 859 938
Income from operations 1,217 1,198 769 655 301 353 234 200 91 115
Acquisition-related amortization 56 54 23 22 9 8 1 1 21 20
Restructuring, related and

implementation costs
(1)
26 28 10 8 8 1 7 2 – –
Changes in obligations related to

divested businesses – 3 – – – – – – – –
Gains and losses from sale of businesses 2 – – – – – – – – –
Acquisition- and divestment-related

expenses and integration costs 19 19 10 7 – 4 – 3 2 2
Certain other non-operational items 63 (1) 3 3 3 2 – – 1 2
Foreign exchange/commodity timing
differences in income from operations 34 (24) 11 (18) 22 (2) 11 (1) (2) 1
Operational EBITA 1,417 1,277 826 677 343 366 253 205 113 140
Operational EBITA margin (%) 17.9% 16.3% 22.4% 19.0% 18.5% 18.9% 15.6% 14.2% 13.2% 14.9%
(1)

Includes impairment of certain assets.
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q1 24 Q1 23 Q1 24 Q1 23 Q1 24 Q1 23 Q1 24 Q1 23 Q1 24 Q1 23
Depreciation 133 125 66 62 28 26 12 11 15 14
Amortization 68 66 28 27 10 10 2 2 22 20
including total acquisition-related amortization of: 56 54 23 22 9 8 1 1 21 20
Orders received and revenues by region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q1 24 Q1 23 US$ Local parable Q1 24 Q1 23 US$ Local parable
Europe 3,298 3,582 -8% -9% -9% 2,748 2,872 -4% -6% -5%
The Americas 2,904 2,985 -3% -3% -3% 2,789 2,653 5% 5% 7%
of which United States 2,139 2,130 0% 0% 2% 2,110 1,984 6% 6% 10%
Asia, Middle East and Africa 2,772 2,883 -4% 0% 0% 2,333 2,334 0% 5% 5%
of which China 1,050 1,355 -23% -19% -18% 998 1,155 -14% -9% -9%
ABB Group 8,974 9,450 -5% -5% -4% 7,870 7,859 0% 1% 2%

Q1 2024 FINANCIAL INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Three months ended
($ in millions, except per share data in $)
Mar. 31, 2024 Mar. 31, 2023
Sales of products 6,503 6,644
Sales of services and other 1,367 1,215
Total revenues 7,870 7,859
Cost of sales of products (4,145) (4,418)
Cost of services and other (790) (725)
Total cost of sales (4,935) (5,143)
Gross profit 2,935 2,716
Selling, general and administrative expenses (1,381) (1,339)
Non-order related research and development expenses (363) (304)
Other income (expense), net 26 125
Income from operations 1,217 1,198
Interest and dividend income 57 40
Interest and other finance expense (37) (61)
Non-operational pension (cost) credit 16 7
Income from continuing operations before taxes 1,253 1,184
Income tax expense (339) (119)
Income from continuing operations, net of

tax
914 1,065
Loss from discontinued operations, net of tax (1) (5)
Net income 913 1,060
Net income attributable to noncontrolling interests and redeemable noncontrolling interests
(8) (24)
Net income attributable to ABB 905 1,036
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 906 1,041
Loss from discontinued operations, net of tax (1) (5)
Net income 905 1,036
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.49 0.56
Loss from discontinued operations, net of tax – –
Net income 0.49 0.56
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.49 0.56
Loss from discontinued operations, net of tax – –
Net income 0.49 0.55
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 1,839 1,861
Diluted earnings per share attributable to ABB shareholders 1,852 1,874
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2024 FINANCIAL INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Three months ended
($ in millions)
Mar. 31, 2024 Mar. 31, 2023
Total comprehensive income, net of

tax
1,063 1,153
Total comprehensive (income)

loss attributable to noncontrolling interests and

redeemable noncontrolling interests, net of tax
8 (30)
Total comprehensive income attributable

to ABB shareholders, net of tax
1,071 1,123
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2024 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Mar. 31, 2024 Dec. 31, 2023
Cash and equivalents 4,102 3,891
Restricted cash 18 18
Marketable securities and short-term investments 2,097 1,928
Receivables, net 7,385 7,446
Contract assets 1,135 1,090
Inventories, net 6,170 6,149
Prepaid expenses 314 235
Other current assets 563 520
Total current assets 21,784 21,277
Property, plant and equipment, net 4,047 4,142
Operating lease right-of-use assets 863 893
Investments in equity-accounted companies 178 187
Prepaid pension and other employee benefits 755 780
Intangible assets, net 1,128 1,223
Goodwill 10,494 10,561
Deferred taxes 1,375 1,381
Other non-current assets 488 496
Total assets 41,112 40,940
Accounts payable, trade 5,018 4,847
Contract liabilities 2,866 2,844
Short-term debt and current maturities of long-term debt 1,957 2,607
Current operating leases 242 249
Provisions for warranties 1,191 1,210
Dividends payable to shareholders 857 –
Other provisions 1,056 1,201
Other current liabilities 4,595 5,046
Total current liabilities 17,782 18,004
Long-term debt 6,346 5,221
Non-current operating leases 642 666
Pension and other employee benefits 668 686
Deferred taxes 664 669
Other non-current liabilities 1,539 1,548
Total liabilities 27,641 26,794
Commitments and contingencies
Redeemable noncontrolling interest 89 89
Stockholders’ equity:
Common stock, CHF 0.12 par value
(1,882 million shares issued at March 31, 2024, and December

31, 2023)
163 163
Additional paid-in capital 9 7
Retained earnings 18,622 19,724
Accumulated other comprehensive loss (4,904) (5,070)
Treasury stock, at cost
(31 million and 40 million shares at March 31, 2024, and December

31, 2023, respectively)
(1,150) (1,414)
Total ABB stockholders’ equity 12,740 13,410
Noncontrolling interests 642 647
Total stockholders’ equity 13,382 14,057
Total liabilities and stockholders’

equity
41,112 40,940
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2024 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Three months ended
($ in millions)
Mar. 31, 2024 Mar. 31, 2023
Operating activities:
Net income 913 1,060
Adjustments to reconcile net income to net cash provided

by operating activities:
Depreciation and amortization 201 191
Changes in fair values of investments (13) (13)
Pension and other employee benefits (13) 1
Deferred taxes (6) 25
Loss from equity-accounted companies 5 7
Net gain from derivatives and foreign exchange (8) (37)
Net gain from sale of property,

plant and equipment
(5) (26)
Net loss (gain) from sale of businesses 2 –
Other 27 27
Changes in operating assets and liabilities:
Trade receivables, net (33) (362)
Contract assets and liabilities 38 10
Inventories, net (205) (264)
Accounts payable, trade 82 22
Accrued liabilities (473) (324)
Provisions, net 37 42
Income taxes payable and receivable 122 (115)
Other assets and liabilities, net 55 38
Net cash provided by operating activities 726 282
Investing activities:
Purchases of investments (877) (660)
Purchases of property, plant and

equipment and intangible assets
(181) (151)
Acquisition of businesses (net of cash acquired) and increases in cost-

and equity-accounted companies
(30) (19)
Proceeds from sales of investments 727 20
Proceeds from sales of property,

plant and equipment
6 31
Proceeds from sales of businesses (net of transaction costs

and cash disposed) and cost-

and
equity-accounted companies (8) (5)
Net cash from settlement of foreign currency derivatives 31 36
Changes in loans receivable, net 1 8
Other investing activities – (1)
Net cash used in investing activities (331) (741)
Financing activities:
Net changes in debt with original maturities of 90 days or less (20) (714)
Increase in debt 1,358 1,633
Repayment of debt (565) (36)
Delivery of shares 390 95
Purchase of treasury stock (291) (274)
Dividends paid (919) (1,294)
Dividends paid to noncontrolling shareholders – (3)
Proceeds from issuance of subsidiary shares – 341
Other financing activities (3) 12
Net cash used in financing activities (50) (240)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(134) (5)
Adjustment for the net change in cash and equivalents and restricted cash in Assets held for sale
– (13)
Net change in cash and equivalents and restricted cash 211 (717)
Cash and equivalents and restricted cash, beginning of period 3,909 4,174
Cash and equivalents and restricted cash, end of period 4,120 3,457
Supplementary disclosure of cash flow information:
Interest paid 94 48
Income taxes paid 228 207
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2024 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2023 171 141 20,082 (4,556) (3,061) 12,777 410 13,187
Net income
(1)
1,036 1,036 25 1,061
Foreign currency translation
adjustments, net of tax of $(1) 79 79 6 85
Effect of change in fair value of
available-for-sale securities,
net of tax of $1 5 5 5
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $1 – – –
Change in derivative instruments
and hedges, net of tax of $0 3 3 3
Issuance of subsidiary shares 170 170 168 338
Other changes in
noncontrolling interests – (1) (1)
Dividends to
noncontrolling shareholders – (5) (5)
Dividends to shareholders (1,706) (1,706) (1,706)
Share-based payment arrangements 22 22 1 23
Purchase of treasury stock (253) (253) (253)
Delivery of shares (53) 148 95 95
Other (2) (2) (2)
Balance at March 31, 2023 171 279 19,411 (4,469) (3,165) 12,227 604 12,831
Balance at January 1, 2024 163 7 19,724 (5,070) (1,414) 13,410 647 14,057
Net income
(1)
905 905 9 914
Foreign currency translation
adjustments, net of tax of $3 131 131 (16) 115
Effect of change in fair value of
available-for-sale securities,
net of tax of $0 (1) (1) (1)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $16 33 33 33
Change in derivative instruments
and hedges, net of tax of $0 3 3 3
Changes in noncontrolling interests (1) (30) (31) 1 (30)
Dividends to
noncontrolling shareholders – (1) (1)
Dividends to shareholders (1,804) (1,804) (1,804)
Share-based payment arrangements 20 20 1 21
Purchase of treasury stock (314) (314) (314)
Delivery of shares (14) (174) 578 390 390
Other (3) (3) 2 (1)
Balance at March 31, 2024 163 9 18,622 (4,904) (1,150) 12,740 642 13,382
(1) Amounts attributable to noncontrolling interests for the three months ended March 31, 2024 and 2023, exclude net losses of $1 million and $1 million, respectively, related to redeemable noncontrolling interests, which are reported in the mezzanine equity section on the Consolidated Balance Sheets.
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2024 FINANCIAL INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a technology

leader in electrification and automation, enabling a more sustainable

and
resource-efficient future. The Company’s solutions connect

engineering know-how and software to optimize how things

are manufactured, moved, powered, and
operated.
The Company’s Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2023.
The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions

and estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects where revenue is recognized over time,

as well as the amount of variable consideration the

Company expects to be entitled to,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and in testing goodwill

for impairment,
●
estimates and assumptions used in determining the fair values of assets and liabilities assumed in business

combinations, and
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interests

and certain obligations in connection with
divestments.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification of

current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts

as its operating cycle. Accordingly,

there are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one

year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.
Certain amounts reported in the Consolidated Financial Information for prior periods have been reclassified to conform to the

current year’s presentation.
Change in accounting policy
Effective January 1, 2024, the Company changed

the presentation of discontinued operations

in its statement of cas

h

flows to an alternate allowable
policy. As a result, the

total cash flows for operating, investing

and financing activities from discontinued

operations are no longer shown separately but
instead all cash flows in discontinued operations

are presented within each line item as appropriate

in the statement of cash flows. As

this presentation
change represents a change in accounting

policy, all prior periods presented

have been reclassified to conform to the

current period presentation and
there was no material impact

for the three months ended March 31,

2023.

Q1 2024 FINANCIAL INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Improvements to reportable segment disclosures
In January 2024, the Company adopted an accounting standard

update which requires the Company to disclose additional reportable segment information
primarily through enhanced disclosures about significant segment expenses and extending certain annual disclosure requirements

to a quarterly frequency.

The
update will be applied retrospectively for all periods presented in the Company’s annual consolidated financial statements

and then commencing from the first
quarter of 2025, in its interim consolidated financial information.

Other than these additional disclosures,

this update does not have a significant impact on the
Company’s consolidated financial statements.
Applicable for future periods
Improvements to Income tax disclosures
In December 2023, an accounting standard update was issued which requires the Company to disclose additional information

related to income taxes. Under the
update, the Company is required to annually disclose by jurisdiction

(i) additional disaggregated information within the

tax rate reconciliation and (ii) income taxes
paid. This update is effective for the Company prospectively,

with retrospective adoption permitted, for annual

periods beginning January 1, 2025. The Company

is
currently evaluating the impact of adopting this update on

its consolidated financial statements.
─
Note 3
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
March 31, 2024
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 1,789 1,789 1,789
Time deposits 2,817 2,817 2,331 486
Equity securities 1,391 37 1,428 1,428
5,997 37 – 6,034 4,120 1,914
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 190 2 (9) 183 183
190 2 (9) 183 – 183
Total 6,187 39 (9) 6,217 4,120 2,097
Of which:

Restricted cash, current 18
December 31, 2023
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 1,449 1,449 1,449
Time deposits 2,923 2,923 2,460 463
Equity securities 1,250 32 1,282 1,282
5,622 32 – 5,654 3,909 1,745
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 189 2 (8) 183 183
189 2 (8) 183 – 183
Total 5,811 34 (8) 5,837 3,909 1,928
Of which:
Restricted cash, current 18

Q1 2024 FINANCIAL INFORMATION
─
Note 4
Derivative financial instruments
The Company is exposed to certain currency,

commodity and interest rate risks arising from its global

operating, financing and investing activities. The Company
uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of
standard products and the related foreign currency denominated purchas es, the Company’s policy is to hedge up to a maximum

of 100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted exposures

greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash

flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps are used to manage

the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage

interest rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accou

nting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges

or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions)
March 31, 2024 December 31, 2023 March 31, 2023
Foreign exchange contracts 14,331 12,335 13,273
Embedded foreign exchange derivatives 1,106 1,137 1,104
Cross-currency interest rate swaps 863 886 870
Interest rate contracts 3,075 1,606 2,963
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver,

steel and
aluminum. The following table shows the notional amounts of outstanding derivatives (whether designated as hedges or not), on

a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
March 31, 2024 December 31, 2023 March 31, 2023
Copper swaps metric tonnes 38,116 35,015 27,920
Silver swaps ounces 2,689,981 2,359,363 2,392,353
Steel swaps metric tonnes 10,251 10,206 6,804
Aluminum swaps metric tonnes 5,875 5,900 6,750
Cash flow hedges
As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations and commodity swaps to
manage its commodity risks. The Company applies cash flow

hedge accounting in only limited cases. In these cases, the

effective portion of the changes in their
fair value is recorded in Accumulated other comprehensive loss and subsequently reclassified into earnings in the same

line item and in the same period as the
underlying hedged transaction affects earnings. For the three months ended March 31, 2024 and 2023, there were

no significant amounts recorded for cash flow
hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps and cross

-currency interest rate
swaps. Where such instruments are designated as fair value hedges,

the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses

in Interest and other finance expense.
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Three months ended March 31,
($ in millions)
2024 2023
Gains (losses) recognized in Interest and other finance expense:

Interest rate contracts Designated as fair value hedges 13 10
Hedged item (14) (10)
Cross-currency interest rate swaps Designated as fair value hedges (3) (11)
Hedged item 3 2

Q1 2024 FINANCIAL INFORMATION
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line in the

income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not

Gains (losses) recognized in income
designated as a hedge Three months ended March 31,
($ in millions)
Location 2024 2023
Foreign exchange contracts Total revenues (168) 11
Total cost of sales 47 (1)
SG&A expenses
(1)
13 6
Non-order related research and development (2) –
Interest and other finance expense 247 42
Embedded foreign exchange contracts Total revenues 18 7
Total cost of sales (4) (1)
Commodity contracts Total cost of sales 9 11
Other Interest and other finance expense (2) –
Total 158 75
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
March 31, 2024
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 2 –
Interest rate contracts – – 4 3
Cross-currency interest rate swaps – – – 256
Other 7 – – –
Total 7 – 6 259
Derivatives not designated as hedging instruments:
Foreign exchange contracts 179 19 97 13
Commodity contracts 17 – 1 –
Interest rate contracts – – – –
Embedded foreign exchange derivatives 24 5 11 1
Other – 3 – –
Total 220 27 109 14
Total fair value 227 27 115 273
December 31, 2023
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 5 2
Interest rate contracts – – 18 –
Cross-currency interest rate swaps – – – 230
Other 10 – – –
Total 10 – 23 232
Derivatives not designated as hedging instruments:
Foreign exchange contracts 123 30 177 9
Commodity contracts 8 – 3 –
Interest rate contracts 1 – 1 –
Other equity contracts 4 – – –
Embedded foreign exchange derivatives 23 5 26 5
Total 159 35 207 14
Total fair value 169 35 230 246
Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.

Q1 2024 FINANCIAL INFORMATION
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the

tables above and in the Consolidated
Balance Sheets at March 31, 2024, and December 31, 2023,

have been presented on a gross basis.
The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions.

At March 31, 2024, and December 31, 2023,
information related to these offsetting arrangements was as

follows:
($ in millions)
March 31, 2024
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 225 (71) – – 154
Total 225 (71) – – 154
($ in millions)
March 31, 2024
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 376 (71) – – 305
Total 376 (71) – – 305
($ in millions)
December 31, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 176 (111) – – 65
Total 176 (111) – – 65

($ in millions)
December 31, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 445 (111) – – 334
Total 445 (111) – – 334

Q1 2024 FINANCIAL INFORMATION
─
Note 5
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis

include long-lived assets that are reduced
to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three

-level hierarchy, depending on the

nature of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable.

An observable input is based on market data obtained from

independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs

derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation

models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant, in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, forward foreign exchange contracts, foreign exchange

swaps and forward rate
agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. When determining fair values based
on quoted prices in an active market, the Company considers

if the level of transaction activity for the financial instrument has significantly decreased or would not
be considered orderly. In such cases,

the resulting changes in valuation techniques would be disclosed.

If the market is considered disorderly or if quoted

prices
are not available, the Company is required to use another valuation technique, such as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
March 31, 2024
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities – 1,428 – 1,428
Debt securities—U.S. government obligations 183 – – 183
Derivative assets—current in “Other current assets” – 227 – 227
Derivative assets—non-current in “Other non-current assets” – 27 – 27
Total 183 1,682 – 1,865
Liabilities
Derivative liabilities—current in “Other current liabilities” – 115 – 115
Derivative liabilities—non-current in “Other non-current liabilities” – 273 – 273
Total – 388 – 388
December 31, 2023
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities – 1,282 – 1,282
Debt securities—U.S. government obligations 183 – – 183
Derivative assets—current in “Other current assets” – 169 – 169
Derivative assets—non-current in “Other non-current assets” – 35 – 35
Total 183 1,486 – 1,669
Liabilities
Derivative liabilities—current in “Other current liabilities” – 230 – 230
Derivative liabilities—non-current in “Other non-current liabilities” – 246 – 246
Total – 476 – 476

Q1 2024 FINANCIAL INFORMATION
The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments”:
If quoted market prices in active markets for identical assets are available, these are
considered Level 1 inputs; however,

when markets are not active, these inputs are

considered Level 2. If such quoted market prices are not

available,
fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for
non-performance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on
available market data, or option pricing models are used. The fair values obtained using price quotes for similar

instruments or valuation techniques
represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2024 and

2023.
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
March 31, 2024
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,771 1,771 – – 1,771
Time deposits 2,331 – 2,331 – 2,331
Restricted cash 18 18 – – 18
Marketable securities and short-term investments
(excluding securities):
Time deposits 486 – 486 – 486
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,927 1,890 37 – 1,927
Long-term debt (excluding finance lease obligations) 6,192 6,211 8 – 6,219
December 31, 2023
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,431 1,431 – – 1,431
Time deposits 2,460 – 2,460 – 2,460
Restricted cash 18 18 – – 18
Marketable securities and short-term investments
(excluding securities):
Time deposits 463 – 463 – 463
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,576 2,521 55 – 2,576
Long-term debt (excluding finance lease obligations) 5,060 5,096 5 – 5,101
The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, and Marketable

securities and short-term
investments (excluding securities):
The carrying amounts approximate the fair

values as the items are short-term in nature or,

for cash held in banks,
are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance

lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).

Q1 2024 FINANCIAL INFORMATION
─
Note 6
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions)
March 31, 2024 December 31, 2023 March 31, 2023
Contract assets 1,135 1,090 1,009
Contract liabilities 2,866 2,844 2,339
Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional. Management expects

that the majority of the amounts will be
collected within one year of the respective balance sheet date.
Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized predominantly on long-term projects. Contract liabilities are reduced as work is performed and as revenues are recognized

.
The significant changes in the Contract assets and Contract liabilities balances were as follows:
Three months ended March 31,
2024 2023
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2024/2023
(724) (651)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
819 707
Receivables recognized that were included in the Contract

assets balance at Jan 1, 2024/2023
(408) (325)
The Company considers its order backlog to represent its

unsatisfied performance obligations. At March 31, 2024, the Company had unsatisfied performance
obligations totaling $22,015 million and, of this amount, the Company expects to fulfill approximately 61 percent of the obligations in 2024, approximately
23 percent of the obligations in 2025 and the balance thereafter.
─
Note 7
Supplier finance programs
The Company has several supplier finance programs, all with similar characteristics, with various financial institutions acting

as paying agent. These programs
allow qualifying suppliers access to bank facilities which permit earlier payment at a cost to the supplier.

The Company’s payment terms related to suppliers’
finance programs are not impacted by the suppliers’ decisions to sell amounts under the arrangements and are typically consistent with local market practices.
Outstanding supplier finance obligations are included in “Accounts payable, trade” in the Consolidated Balance Sheets

and are reported as operating or investing
(if capitalized) activities in the Consolidated Statement of Cash Flows when paid. At March 31, 2024, and December

31, 2023, the total obligation outstanding
under supplier finance programs amounted to $442 million and

$415 million, respectively.

Q1 2024 FINANCIAL INFORMATION
─
Note 8
Debt
The Company’s total debt at March 31, 2024, and December

31, 2023, amounted to $8,303

million and $7,828 million, respectively.
Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of

long-term debt” consisted of the following:
($ in millions)
March 31, 2024 December 31, 2023
Short-term debt 50 87
Current maturities of long-term debt 1,907 2,520
Total 1,957 2,607
Short-term debt primarily represented short-term bank borrowings from various banks.
In March 2024, the Company repaid at maturity its EUR

500 million Floating Rate Instruments, equivalent to $539

million on date of repayment.
Long-term debt
The Company’s long-term debt at March 31, 2024, and

December 31, 2023, amounted to $6,346 million and

$5,221 million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

March 31, 2024 December 31, 2023
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
Floating Rate EUR Instruments, due 2024 EUR 500 $ 554
0.625% EUR Instruments, due 2024 EUR 700 $ 755 EUR 700 $ 768
0.75% EUR Instruments, due 2024 EUR 750 $ 805 EUR 750 $ 819
0.3% CHF Bonds, due 2024 CHF 280 $ 309 CHF 280 $ 335
2.1% CHF Bonds, due 2025 CHF 150 $ 165 CHF 150 $ 179
1.965% CHF Bonds, due 2026 CHF 325 $ 358 CHF 325 $ 387
3.25% EUR Instruments, due 2027 EUR 500 $ 536 EUR 500 $ 551
0.75% CHF Bonds, due 2027 CHF 425 $ 468 CHF 425 $ 507
3.8% USD Notes, due 2028
(2)
USD 383 $ 382 USD 383 $ 382
1.9775% CHF Bonds, due 2028 CHF 150 $ 165 CHF 150 $ 179
3.125% EUR Instruments, due 2029 EUR 500 $ 536
1.0% CHF Bonds, due 2029 CHF 170 $ 188 CHF 170 $ 203
0% EUR Instruments, due 2030 EUR 800 $ 723 EUR 800 $ 749
2.375% CHF Bonds, due 2030 CHF 150 $ 165 CHF 150 $ 178
3.375% EUR Instruments, due 2031 EUR 750 $ 797 EUR 750 $ 818
2.1125% CHF Bonds, due 2033 CHF 275 $ 303 CHF 275 $ 327
3.375% EUR Instruments, due 2034 EUR 750 $ 802
4.375% USD Notes, due 2042
(2)
USD 609 $ 591 USD 609 $ 591
Total $ 8,048 $ 7,527
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes,

due 2028,

and the 4.375% USD Notes,

due
2042, was USD 750 million.
In January 2024, the Company issued the following EUR Instruments:

(i) EUR 500 million of 3.125 percent Instruments, due

2029, and (ii) EUR 750 million of
3.375 percent Instruments, due 2034, both paying interest

annually in arrears. The aggregate net proceeds

of these EUR Instruments, after discount and fees,
amounted to EUR 1,243 million (equivalent to approximately

$1,360 million on date of issuance).
Subsequent events
On April 2, 2024, the Company repaid at maturity its EUR 700 million 0.625% EUR Instruments, equivalent to $752

million on date of repayment.

Q1 2024 FINANCIAL INFORMATION
─
Note 9
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
Based on findings during an internal investigation, the Company self-reported to the Securities Exchange Commission (SEC)

and the Department of Justice (DoJ),
in the United States, to the Special Investigating Unit (SIU)

and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities

in other
countries potential suspect payments and other compliance concerns in connection with some of the Company’s dealings

with Eskom and related persons. Many
of those parties have expressed an interest in, or commenced an investigation into, these matters and the Company is

cooperating fully with them. The Company
paid $104 million to Eskom in December 2020 as part of a full and final settlement with Eskom and the SIU relating

to improper payments and other compliance
issues associated with the Controls and Instrumentation Contract,

and its Variation Orders

for Units 1 and 2 at Kusile. The Company made a provision

of
approximately $325 million which was recorded in Other income (expense),

net, during the third quarter of 2022. In December

2022, the Company settled with the
SEC and DoJ as well as the authorities in South Africa and Switzerland.

In March 2024, the Company settled its final pending

matter with the authorities in
Germany. The Company does not

believe that it will need to record any additional provisions for this matter.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by

customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal

proceedings, as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters,

and any related proceedings, the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities recognized
At March 31, 2024, and December 31, 2023, the Company had

aggregate liabilities of $92 million and $101

million, respectively, included

in Other provisions and
Other non
‑
current liabilities, for the above regulatory,

compliance and legal contingencies, and none of the

individual liabilities recognized was significant. As

it is
not possible to make an informed judgment on, or reasonably predict,

the outcome of certain matters and as it

is not possible, based on information currently
available to management, to estimate the maximum potential

liability on other matters, there could be adverse outcomes beyond the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments

represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
March 31, 2024 December 31, 2023
Performance guarantees 3,370 3,451
Financial guarantees 93 94
Total
(1)
3,463 3,545
(1)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate of

future payments, which it may incur as

part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at March

31, 2024, and December 31, 2023, were not
significant.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2032, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties, the

Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be

completed within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has

entered into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At March 31, 2024, and December 31,

2023, the maximum potential payable under
these guarantees amounts to $843 million and $874 million, respectively,

and these guarantees have various original maturities

ranging from five to ten years.
The Company retained obligations for financial and performance guarantees related to its former Power Grids business

(reported as discontinued operations prior
to its sale to Hitachi Ltd in 2020), which at both March

31, 2024, and December 31, 2023, have been fully

indemnified by Hitachi Ltd. These guarantees, having
various maturities up to 2032, primarily consist of bank guarantees,

standby letters of credit, business performance guarante

es and other trade-related guarantees,
the majority of which have original maturity dates ranging from one to ten years. The maximum amount payable under

these guarantees at both March 31, 2024,
and December 31, 2023, was approximately $2.2 billion.
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby

letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance
bonds. At March 31, 2024, and December 31, 2023, the total outstanding performance bonds aggregated to $3.2 billion and $3

.1 billion, respectively. There

have
been no significant amounts reimbursed to financial institutions under these types of arrangements in the three

months ended March 31, 2024 and 2023.

Q1 2024 FINANCIAL INFORMATION
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation

of the
Provisions for warranties, including guarantees of product performance,

was as follows:
($ in millions)
2024 2023
Balance at January 1, 1,210 1,028
Claims paid in cash or in kind (37) (40)
Net increase in provision for changes in estimates, warranties issued and warranties expired
55 65
Exchange rate differences (37) 7
Balance at March 31, 1,191 1,060
─
Note 10
Income taxes
In calculating income tax expense, the Company uses an estimate of the annual effective tax rate based

upon the facts and circumstances known at each

interim
period. On a quarterly basis, the actual effective tax rate

is adjusted, as appropriate, based upon changed facts and circumstances,

if any, as compared to those
forecasted at the beginning of the year and each interim period thereafter.
The effective tax rate of 27.1 percent in the three months

ended March 31, 2024, was higher than the effective

tax rate of 10.1 percent in the three months ended
March 31, 2023,

primarily due to a net benefit of $206 million realized

on a favorable resolution of an uncertain tax position

in the three months ended March 31,
2023. The release of the corresponding provision resulted in an increase of $0.11 in earnings

per share (basic and diluted) for the three months ended

March 31,
2023.
─
Note 11
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans,

in accordance with local regulations
and practices. At March 31, 2024, the Company’s most significant defined benefit pension plans are in Switzerland as well as

in Germany, the United Kingdom,
and the United States. These plans cover a large portion of the

Company’s employees and provide benefits to employees

in the event of death, disability,
retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates

other postretirement benefit plans including
postretirement health care benefits and other employee-related benefits for active employees including long-service

award plans. The postretirement benefit plans
are not significant. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies

of the Company’s plans are
consistent with the local government and tax requirements.
Net periodic benefit cost of the Company’s defined benefit

pension plans consisted of the following:
($ in millions)
Defined pension benefits
Switzerland International
Three months ended March 31, 2024 2023 2024 2023
Operational pension cost:
Service cost 11 9 8 8
Operational pension cost 11 9 8 8
Non-operational pension cost (credit):
Interest cost 9 12 39 40
Expected return on plan assets (31) (33) (43) (39)
Amortization of prior service cost (credit) (2) – (1) –
Amortization of net actuarial loss – – 13 13
Non-operational pension cost (credit) (24) (21)
8

14
Net periodic benefit cost (credit) (13) (12) 16 22
The components of net periodic benefit cost other than the service cost component are included in the line Non-operational

pension cost (credit) in the
Consolidated Income Statements.
Employer contributions were as follows:
($ in millions)
Defined pension benefits
Switzerland International
Three months ended March 31, 2024 2023 2024 2023
Total contributions

to defined benefit pension plans
13 2 11 11
The Company expects to make contributions totaling approximately

$87 million to its defined pension plans for the full year

2024.

Q1 2024 FINANCIAL INFORMATION
─
Note 12
Stockholder's equity
At the Annual General Meeting of Shareholders (AGM) on March

21, 2024, shareholders approved the proposal of the

Board of Directors to distribute 0.87

Swiss
francs per share to shareholders. The declared dividend amounted to $1,804 million, with the Company disburs

ing a portion in March and the remaining amounts
scheduled to be paid in the second quarter of 2024.
In March 2024, the Company completed the share buyback

program that was launched in April 2023. This program was executed on a second trading line on the
SIX Swiss Exchange. Through this program, the Company purchased a total of 21 million shares for approximately

$0.8 billion, of which 4 million shares were
purchased in the first quarter of 2024 (resulting in an

increase in Treasury stock of $187 million

).
Also in March 2024, the Company announced a new share buyback program of up to $1 billion. This program, which was

launched in April 2024, is being executed
on a second trading line on the SIX Swiss Exchange and is planned to run until January 2025.
During the first quarter of 2024,

the Company delivered, out of treasury stock,

approximately 16 million shares in connection with its Management

Incentive Plan.
─
Note 13
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Three months ended March 31,
($ in millions, except per share data in $)
2024 2023
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 906 1,041
Loss from discontinued operations, net of tax (1) (5)
Net income 905 1,036
Weighted-average number of shares outstanding

(in millions)
1,839 1,861
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.49 0.56
Loss from discontinued operations, net of tax – –
Net income 0.49 0.56
Diluted earnings per share
Three months ended March 31,
($ in millions, except per share data in $)
2024 2023
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 906 1,041
Loss from discontinued operations, net of tax (1) (5)
Net income 905 1,036
Weighted-average number of shares outstanding (in millions) 1,839 1,861
Effect of dilutive securities:
Call options and shares 13 13
Adjusted weighted-average number of shares outstanding

(in millions)
1,852 1,874
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.49 0.56
Loss from discontinued operations, net of tax – –
Net income 0.49 0.55

Q1 2024 FINANCIAL INFORMATION
─
Note 14
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2023 (3,691) (19) (838) (8) (4,556)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications 85 4 (8) 2 83
Amounts reclassified from OCI – 1 8 1 10
Total other comprehensive (loss)

income
85 5 – 3 93
Less:
Amounts attributable to
noncontrolling interests and
redeemable noncontrolling interests 6 – – – 6
Balance at March 31, 2023 (3,612) (14) (838) (5) (4,469)
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2024 (3,977) (8) (1,075) (10) (5,070)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications 115 (1) 27 – 141
Amounts reclassified from OCI – – 6 3 9
Total other comprehensive (loss)

income
115 (1) 33 3 150
Less:
Amounts attributable to
noncontrolling interests and
redeemable noncontrolling interests (16) – – – (16)
Balance at March 31, 2024 (3,846) (9) (1,042) (7) (4,904)
The amounts reclassified out of OCI for the three months

ended March 31, 2024 and 2023, were not significant.

Q1 2024 FINANCIAL INFORMATION
─
Note 15
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The CODM

allocates resources to and assesses the performance

of each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation and Robotics & Discrete Automation. The remaining operations of the Company are included in

Corporate and Other.
A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes renewable power

solutions, modular substation
packages, distribution automation products, switchboards and panelboards, switchgear, UPS solutions,

circuit breakers, measuring and sensing
devices, control products, wiring accessories, enclosures and cabling systems and intelligent home and building solutions,

designed to integrate and
automate lighting, heating, ventilation, security and data communication networks.

The products and services are currently delivered through five operating Divisions: Distribution Solutions, Smart Power,

Smart Buildings, Installation Products and Service, as

well as, prior to its sale in July 2023, the
Power Conversion Division.
●

Motion:

designs, manufactures, and sells drives, motors, generators

and traction converters that are driving the low-carbon future for industries, cities,
infrastructure and transportation. These products, digital technology and related services enable industrial customers

to increase energy efficiency,
improve safety and reliability, and achieve

precise control of their processes. Building on over 140

years of cumulative experience in electric
powertrains, Motion combines domain expertise and technology to deliver the optimum solution for a wide range of applications in all industrial
segments. In addition, Motion, along with its partners,

has a leading global service presence. These products and services are delivered through seven
operating Divisions: Large Motors and Generators, IEC LV

Motors, NEMA Motors, Drive Products, System Drives,

Service and Traction.
●

Process Automation:

offers a broad range of industry-specific,

integrated automation, electrification and digital solutions,

as well as lifecycle services for
the process,

hybrid and marine industries. The product portfolio includes control technologies, industrial software, advanced

analytics, sensing and
measurement technology, and marine

propulsion systems. In addition,

Process Automation offers a comprehensive range

of services,

from repair to
advanced digital capabilities such as remote monitoring, preventive maintenance, asset performance management, emission

monitoring and
cybersecurity.

The products, systems and services are delivered through four operating

Divisions: Energy Industries, Process Industries, Marine &
Ports and Measurement & Analytics.
●

Robotics & Discrete Automation:

delivers its products, solutions and services

through two operating Divisions. Robotics provides industrial and collaborative robots, autonomous mobile robotics, mapping and navigation solutions, robotic solutions, field services,

spare parts and digital services.
Machine Automation specializes in automation solutions based on its programmable logic controllers (PLC), industrial

PCs (IPC), servo motion,
transport systems and machine vision. Both divisions offer

software across the entire life cycle, including

engineering and simulation software as well as
a comprehensive range of digital solutions.
Corporate and Other:

Corporate includes headquarter costs, the Company’s

corporate real estate activities and Corporate Treasury

while Other includes the E-
mobility operating segment, other non-core operating activities as well as the operating activities of certain divested businesses.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, which

represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),
●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale,

if any),

●

acquisition- and divestment-related expenses and integration costs,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/impairments and certain other fair
value changes, as well as other items which are determined

by management on a case-by-case

basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.
The following tables present disaggregated segment revenues from contracts with customers, Operational EBITA,

and the reconciliations of consolidated
Operational EBITA to Income from continuing

operations before taxes for the three months ended March

31, 2024 and 2023, as well as total assets at March 31,
2024, and December 31, 2023.

Q1 2024 FINANCIAL INFORMATION
Three months ended March 31, 2024
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,154 488 555 490 61 2,748
The Americas

1,529 630 447 140 43 2,789
of which: United States 1,186 516 285 85 38 2,110
Asia, Middle East and Africa

936 558 593 231 15 2,333
of which: China 415 256 165 157 5 998
3,619 1,676 1,595 861 119 7,870
Product type

Products 3,380 1,395 911 711 106 6,503
Services and other 239 281 684 150 13 1,367
3,619 1,676 1,595 861 119 7,870
Third-party revenues 3,619 1,676 1,595 861 119 7,870
Intersegment revenues 61 153 6 3 (223) –
Total revenues
(1)
3,680 1,829 1,601 864 (104) 7,870
Three months ended March 31, 2023
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,162 638 519 474 79 2,872
The Americas

1,407 632 421 136 57 2,653
of which: United States 1,043 533 264 91 53 1,984
Asia, Middle East and Africa

957 549 489 324 15 2,334
of which: China 457 281 162 248 7 1,155
3,526 1,819 1,429 934 151 7,859
Product type

Products 3,306 1,583 827 791 137 6,644
Services and other 220 236 602 143 14 1,215
3,526 1,819 1,429 934 151 7,859
Third-party revenues 3,526 1,819 1,429 934 151 7,859
Intersegment revenues 64 121 7 3 (195) –
Total revenues
(1)
3,590 1,940 1,436 937 (44) 7,859
(1)

Due to rounding,

numbers presented

may not add

to the totals

provided.

Q1 2024 FINANCIAL INFORMATION
Three months ended
March 31,
($ in millions)
2024 2023
Operational EBITA:
Electrification 826 677
Motion 343 366
Process Automation 253 205
Robotics & Discrete Automation 113 140
Corporate and Other
‒ E-mobility (54) (28)
‒ Corporate costs, intersegment eliminations and other (64) (83)
Total 1,417 1,277
Acquisition-related amortization (56) (54)
Restructuring, related and implementation costs
(1)
(26) (28)
Changes in obligations related to divested businesses – (3)
Gains and losses from sale of businesses (2) –
Acquisition- and divestment-related expenses and integration costs
(19) (19)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives)
(77) 22
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized
1 (5)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)
42 7
Certain other non-operational items:
Other income/expense relating to the Power Grids joint venture 8 13
Regulatory, compliance and legal costs (3) –
Business transformation costs
(2)
(50) (34)
Certain other fair value changes, including asset impairments (14) (1)
Other non-operational items (4) 23
Income from operations 1,217 1,198
Interest and dividend income 57 40
Interest and other finance expense (37) (61)
Non-operational pension (cost) credit 16 7
Income from continuing operations before taxes 1,253 1,184
(1)

Includes impairment

of certain

assets.
(2)

Amount includes

ABB Way process

transformation

costs of

$46 million

and $30 million

for the three

months ended

March 31, 2024

and 2023,

respectively.
Total assets
(1)
($ in millions)
March 31, 2024 December 31, 2023
Electrification 12,837 12,668
Motion 6,947 7,016
Process Automation 4,952 4,971
Robotics & Discrete Automation 4,982 5,047
Corporate and Other 11,394 11,238
Consolidated 41,112 40,940
(1)

Total assets are after intersegment eliminations and therefore reflect third

-party assets only.

Q1 2024 FINANCIAL INFORMATION

Q1 2024 FINANCIAL INFORMATION
—
Supplemental Reconciliations

and Definitions
The following reconciliations and definitions include measures which ABB uses to supplement its Consolidated

Financial Information (unaudited) which is
prepared in accordance with United

States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may

be,
considered non-GAAP financial measures as defined in the

rules of the U.S. Securities and Exchange

Commission (SEC).
While ABB’s management believes that

the non-GAAP financial measures herein are useful

in evaluating ABB’s operating results,

this information should
be considered as supplemental in nature

and not as a substitute for the related financial information prepared in accordance with U.S.

GAAP. Therefore
these measures should not be viewed in

isolation but considered together with the

Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for

the three months ended March 31,

2024.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign

currency exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments,

or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate.
Certain portfolio changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar manner to

divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business

was divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q1 2024 compared to Q1 2023
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

6% 0% 2% 8% 3% 0% 3% 6%
Motion 2% 0% -1% 1% -6% 1% -1% -6%
Process Automation -20% 0% 0% -20% 11% 1% 0% 12%
Robotics & Discrete Automation -30% 0% 0% -30% -8% 1% 0% -7%
ABB Group -5% 0% 1% -4% 0% 1% 1% 2%

Q1 2024 FINANCIAL INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q1 2024 compared to Q1 2023
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -8% -1% 0% -9% -4% -2% 1% -5%
The Americas -3% 0% 0% -3% 5% 0% 2% 7%
of which: United States 0% 0% 2% 2% 6% 0% 4% 10%
Asia, Middle East and Africa -4% 4% 0% 0% 0% 5% 0% 5%
of which: China -23% 4% 1% -18% -14% 5% 0% -9%
ABB Group -5% 0% 1% -4% 0% 1% 1% 2%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q1 2024 compared to Q1 2023
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 3% -1% 0% 2% -2% -1% 1% -2%
The Americas 9% -1% 3% 11% 9% -1% 7% 15%
of which: United States 13% 0% 4% 17% 14% 0% 9% 23%
Asia, Middle East and Africa 6% 4% 1% 11% -1% 5% 1% 5%
of which: China -7% 4% 1% -2% -9% 4% 1% -4%
Electrification 6% 0% 2% 8% 3% 0% 3% 6%

Q1 2024 compared to Q1 2023
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -8% -3% 0% -11% -20% -2% 0% -22%
The Americas -1% 0% -3% -4% 0% 0% -4% -4%
of which: United States -4% 1% -3% -6% -3% 0% -3% -6%
Asia, Middle East and Africa 16% 5% 0% 21% 5% 6% 0% 11%
of which: China -12% 4% 0% -8% -9% 4% 0% -5%
Motion 2% 0% -1% 1% -6% 1% -1% -6%

Q1 2024 compared to Q1 2023
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -10% 0% 0% -10% 7% -1% 0% 6%
The Americas -26% 0% 0% -26% 6% 0% 0% 6%
of which: United States -13% 0% 0% -13% 8% 0% 0% 8%
Asia, Middle East and Africa -27% 2% 0% -25% 21% 5% 0% 26%
of which: China -37% 3% 0% -34% 2% 5% 0% 7%
Process Automation -20% 0% 0% -20% 11% 1% 0% 12%

Q1 2024 compared to Q1 2023
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -31% -1% 0% -32% 4% -2% 0% 2%
The Americas -24% -2% 0% -26% 2% -1% 0% 1%
of which: United States -34% 0% 0% -34% -7% 0% 0% -7%
Asia, Middle East and Africa -32% 4% 0% -28% -29% 4% 0% -25%
of which: China -46% 3% 0% -43% -37% 3% 0% -34%
Robotics & Discrete Automation -30% 0% 0% -30% -8% 1% 0% -7%

Q1 2024 FINANCIAL INFORMATION
Order backlog growth rate reconciliation
March 31, 2024 compared to March 31, 2023
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

4% 2% 6% 12%
Motion 10% 1% 0% 11%
Process Automation 7% 2% 0% 9%
Robotics & Discrete Automation -31% 2% 0% -29%
ABB Group 2% 2% 2% 6%
Other growth rate reconciliations
Q1 2024 compared to Q1 2023
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

17% 1% 0% 18% 9% 0% 0% 9%
Motion 4% 1% 0% 5% 19% 4% 0% 23%
Process Automation 3% 0% 0% 3% 14% 0% 0% 14%
Robotics & Discrete Automation 1% -1% 0% 0% 4% 1% 0% 5%
ABB Group 6% 0% 0% 6% 12% 2% 0% 14%

Q1 2024 FINANCIAL INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale,

if any),

●

acquisition- and divestment-related expenses and integration costs,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/

impairments and certain other fair
value changes, as well as other items which are determined

by management on a case-by-case

basis.
Operational EBITA is our measure of

segment profit but is also used by management to evaluate

the profitability of the Company

as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses

on derivatives, (ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Three months ended March 31,
($ in millions)
2024 2023
Operational EBITA 1,417 1,277
Acquisition-related amortization (56) (54)
Restructuring, related and implementation costs
(1)
(26) (28)
Changes in obligations related to divested businesses – (3)
Gains and losses from sale of businesses (2) –
Acquisition- and divestment-related expenses and integration costs
(19) (19)
Certain other non-operational items (63) 1
Foreign exchange/commodity timing differences in

income from operations
(34) 24
Income from operations 1,217 1,198
Interest and dividend income 57 40
Interest and other finance expense (37) (61)
Non-operational pension (cost) credit 16 7
Income from continuing operations before taxes 1,253 1,184
Income tax expense (339) (119)
Income from continuing operations, net of

tax
914 1,065
Loss from discontinued operations, net of tax (1) (5)
Net income 913 1,060
(1)

Includes impairment of certain assets.

Q1 2024 FINANCIAL INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended March 31, 2024
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,680 1,829 1,601 864 (104) 7,870
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 47 46 44 6 5 148
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (3) – 2 – – (1)
Unrealized foreign exchange movements
on receivables (and related assets) (31) (17) (21) (11) (2) (82)
Operational revenues 3,693 1,858 1,626 859 (101) 7,935
Income (loss) from operations 769 301 234 91 (178) 1,217
Acquisition-related amortization 23 9 1 21 2 56
Restructuring, related and
implementation costs
(1)
10 8 7 – 1 26
Gains and losses from sale of businesses – – – – 2 2
Acquisition- and divestment-related expenses
and integration costs 10 – – 2 7 19
Certain other non-operational items 3 3 – 1 56 63
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 22 33 22 4 (4) 77
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – 1 – (1) (1)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (10) (11) (12) (6) (3) (42)
Operational EBITA 826 343 253 113 (118) 1,417
Operational EBITA margin (%) 22.4% 18.5% 15.6% 13.2% n.a. 17.9%
(1)

Includes impairment

of certain

assets.
In the three months ended March 31, 2024, Certain other non

-operational items in the table above includes the following:
Three months ended March 31, 2024
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the

Power Grids joint venture – – – – (8) (8)
Regulatory, compliance and legal costs – – – – 3 3
Business transformation costs
(1)
2 1 – 1 46 50
Certain other fair values changes,
including asset impairments 1 2 – – 11 14
Other non-operational items – – – – 4 4
Total 3 3 – 1 56 63
(1)

Amounts include

ABB Way process

transformation

costs of

$46 million

for the three

months ended

March 31, 2024.

Q1 2024 FINANCIAL INFORMATION
Three months ended March 31, 2023
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,590 1,940 1,436 937 (44) 7,859
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (14) 4 13 2 (4) 1
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – 1 – 2 2
Unrealized foreign exchange movements
on receivables (and related assets) (7) (4) (4) (1) (3) (19)
Operational revenues 3,568 1,940 1,446 938 (49) 7,843
Income (loss) from operations 655 353 200 115 (125) 1,198
Acquisition-related amortization 22 8 1 20 3 54
Restructuring, related and
implementation costs
(1)
8 1 2 – 17 28
Changes in obligations related to
divested businesses – – – – 3 3
Acquisition- and divestment-related expenses
and integration costs 7 4 3 2 3 19
Certain other non-operational items 3 2 – 2 (8) (1)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (15) – (2) 2 (7) (22)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – 2 – 3 5
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (3) (2) (1) (1) – (7)
Operational EBITA 677 366 205 140 (111) 1,277
Operational EBITA margin (%) 19.0% 18.9% 14.2% 14.9% n.a. 16.3%
(1)

Includes impairment

of certain

assets.
In the three months ended March 31, 2023, Certain other non

-operational items in the table above includes the following:
Three months ended March 31, 2023
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the

Power Grids joint venture – – – – (13) (13)
Certain other fair values changes,
including asset impairments 1 1 – 1 (2) 1
Business transformation costs
(1)
4 – – 1 29 34
Other non-operational items (2) 1 – – (22) (23)
Total 3 2 – 2 (8) (1)
(1)

Amounts include

ABB Way process

transformation

costs of

$30 million

for the three

months ended

March 31, 2023.

Q1 2024 FINANCIAL INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash and Marketable securities and short-term

investments.
Reconciliation
($ in millions)
March 31, 2024 December 31, 2023
Short-term debt and current maturities of long-term debt 1,957 2,607
Long-term debt 6,346 5,221
Total debt 8,303 7,828
Cash and equivalents 4,102 3,891
Restricted cash 18 18
Marketable securities and short-term investments 2,097 1,928
Cash and marketable securities 6,217 5,837
Net debt 2,086 1,991
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2024 December 31, 2023
Total stockholders'

equity
13,382 14,057
Net debt (as defined above) 2,086 1,991
Net debt / Equity ratio 0.16 0.14
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by

EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciation and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2024 March 31, 2023
Income from operations for the three months ended:
June 30, 2023 / 2022 1,298 587
September 30, 2023 / 2022 1,259 708
December 31, 2023 / 2022 1,116 1,185
March 31, 2024 / 2023 1,217 1,198
Depreciation and Amortization for the three months

ended:
June 30, 2023 / 2022 196 207
September 30, 2023 / 2022 194 198
December 31, 2023 / 2022 199 199
March 31, 2024 / 2023 201 191
EBITDA

5,680 4,473
Net debt (as defined above) 2,086 3,826
Net debt / EBITDA 0.4 0.9

Q1 2024 FINANCIAL INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities and (vii) other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative

liabilities, (c) pension and other employee
benefits, (d) payables under the share buyback program and (e)

liabilities related to certain other restructuring-related activities);

and including the amounts related
to these accounts which have been presented as either assets or liabilities held for sale.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2024 March 31, 2023
Net working capital:
Receivables, net 7,385 7,174
Contract assets 1,135 1,009
Inventories, net 6,170 6,269
Prepaid expenses 314 304
Accounts payable, trade (5,018) (4,945)
Contract liabilities (2,866) (2,339)
Other current liabilities
(1)
(3,532) (3,444)
Net working capital in assets and liabilities held for sale – 136
Net working capital 3,588 4,164
Total revenues for the three months

ended:
June 30, 2023 / 2022 8,163 7,251
September 30, 2023 / 2022 7,968 7,406
December 31, 2023 / 2022 8,245 7,824
March 31, 2024 / 2023 7,870 7,859
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (106) (340)
Adjusted revenues for the trailing twelve months 32,140 30,000
Net working capital as a percentage of revenues (%) 11.2% 13.9%
(1)

Amounts exclude

$1,063 million

and $668 million

at March 31,

2024 and 2023,

respectively,

related primarily

to (a) income

taxes payable,

(b) current

derivative liabilities,
(c) pension

and other

employee benefits,

(d) payables

under the

share buyback

program

and (e) liabilities

related to certain

restructuring-related

activities.

Q1 2024 FINANCIAL INFORMATION
Free cash flow
Definition
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets,

and (ii)
proceeds from sales of property,

plant and equipment.
Reconciliation
Three months ended March 31,
($ in millions, unless otherwise indicated)
2024 2023
Net cash provided by operating activities
726 282
Adjusted for the effects of operations:
Purchases of property, plant and

equipment and intangible assets
(181) (151)
Proceeds from sale of property, plant and

equipment
6 31
Free cash flow 551 162
Free cash flow conversion to net income
Definition

Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as free cash flow divided by Adjusted net income attributable to

ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for gains or

losses arising on sale of certain businesses and
certain other significant items within net income which are also excluded / adjusted for when calculating operating

cashflows.
Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the

relevant balance sheet date.
Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB (as adjusted) in the twelve months preceding the relevant balance sheet date.
Reconciliation
Trailing twelve months to
($ in millions, unless otherwise indicated)
March 31, 2024 December 31, 2023
Net cash provided by operating activities
4,734 4,290
Adjusted for the effects of operations:
Purchases of property, plant and

equipment and intangible assets
(800) (770)
Proceeds from sale of property, plant and

equipment
122 147
Free cash flow 4,056 3,667
Adjusted net income attributable to ABB
(1)
3,555 3,686
Free cash flow conversion to net income 114% 99%
(1)

Adjusted net income attributable to ABB for the year ended December 31, 2023, is adjusted to exclude the gain on sale of the Power Conversion Division of $59 million.

Reconciliation of the trailing twelve months to

March 31, 2024
($ in millions)
Net cash provided by
operating activities
Purchases of
property, plant and
equipment and
intangible assets
Proceeds

from sale of property,
plant and equipment
Adjusted net income
attributable to ABB
(1)
Q2 2023 760 (180) 26 906
Q3 2023 1,351 (175) 10 829
Q4 2023 1,897 (264) 80 915
Q1 2024 726 (181) 6 905
Total for the trailing twelve
months to March 31, 2024 4,734 (800) 122 3,555
(1)

Adjusted net income

attributable

to ABB for

Q3 2023, is adjusted

to exclude the

gain on sale

of the Power

Conversion

Division of

$53 million.

In Q4 2023,

an additional
$6 million

was adjusted

for the gain

on sale of

the Power

Conversion

Division.

Q1 2024 FINANCIAL INFORMATION
Net finance income (expense)
Definition

Net finance income (expense)

is calculated as Interest and dividend income less

Interest and other finance expense.
Reconciliation
Three months ended March 31,
($ in millions)
2024 2023
Interest and dividend income 57 40
Interest and other finance expense (37) (61)
Net finance income (expense) 20 (21)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation
Three months ended March 31,
2024 2023
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 4,392 3,680 1.19 4,141 3,590 1.15
Motion 2,303 1,829 1.26 2,262 1,940 1.17
Process Automation 1,697 1,601 1.06 2,113 1,436 1.47
Robotics & Discrete Automation 701 864 0.81 1,001 937 1.07
Corporate and Other

(incl. intersegment eliminations)
(119) (104) n.a. (67) (44) n.a.
ABB Group 8,974 7,870 1.14 9,450 7,859 1.20

Q1 2024 FINANCIAL INFORMATION
Free cash flow for past periods
Effective January 1, 2024, the Company changed the

presentation of discontinued operations in its statement of

cash flows to an alternate allowable policy.

As a
result, the total cash flows for operating, investing and financing activities within discontinued operations are no longer shown separately but instead all cash flows
in discontinued operations are presented within each line item as appropriate in the statement of cash flows. As this

presentation change represents a change

in
accounting policy, all prior periods

presented have been reclassified to conform to the current period presentation.

The table below presents the reconciliation of Free cash flow as defined on page 36 for 2023 and 2022 by quarter,

restated to reflect this change in presentation.
Reconciliation:
($ in millions)
Net cash provided by
(used in) operating
activities
Purchases of
property, plant and
equipment and
intangible assets
Proceeds

from sale of property,
plant and equipment Free cash flow
For the three months ended:
March 31, 2022 (573) (187) 35 (725)
June 30, 2022 382 (151) 31 262
September 30, 2022 791 (165) 19 645
December 31, 2022 687 (259) 42 470
March 31, 2023 282 (151) 31 162
June 30, 2023 760 (180) 26 606
September 30, 2023 1,351 (175) 10 1,186
December 31, 2023 1,897 (264) 80 1,713

Q1 2024 FINANCIAL INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

January 1 — March 31, 2024
ABB Ltd announces that the following

members of the Executive Committee

or Board of Directors of ABB

have purchased,
sold or been granted ABB’s registered shares, call options

and warrant appreciation rights (“WARs”), in the following amounts:
Name Date Type of Instrument Received* Purchased Sold Price / Instrument
Timo Ihamuotila February 05, 2024 Share 27,000
CHF
37.37
Key:
* Received instruments were delivered

as part of the ABB Ltd Director’s or

Executive Committee Member’s

compensation or as compensation

for foregone
benefits

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: April 18, 2024. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: April 18, 2024. By: /s/ Natalia Shehadeh
Name: Natalia Shehadeh
Title: Chief Integrity Officer, Interim General
Counsel and Corporate Secretary